

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2013

Via E-mail
Tong Tang
President, Chief Executive Officer and Director
MJP International LTD.
2806, 505 – 6th Street SW
Calgary, Alberta
Canada T2P 1X5

> **Re: MJP International LTD.**
> **Registration Statement on Form S-1**
> **Filed April 26, 2013**
> **File No. 333-188152**

Dear Mr. Tang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering a significant number of your outstanding shares (not held by affiliates) for resale. Due to the significant number of unaffiliated shares being registered, the involvement of affiliates in the offering and the timing of the underlying private placement it appears that this may be an indirect primary offering by the company. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). You must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters.

2. Please tell us why there are not combined financial statements presented for MJP Holdings Ltd. and MJP International Ltd. for the period from July 1, 2012 to December 31, 2012. It appears that as a result of the merger transaction between MJP Holdings Ltd.

and MJP Lighting Solutions Ltd. on Nov. 20, 2012, and the subsequent merger of this combined entity into MJP International Ltd. that combined unaudited financial statements should be presented for these three entities for all period subsequent to June 30, 2012. We note that you disclose the business combination between MJP Holdings Ltd, and MJP Lighting Solutions Ltd. as entities under common control in accordance with ASC 805-50.

3. As applicable, please update your financial statements and related sections under Rule 8-08 of Regulation S-X.

Prospectus Cover Page

4. Please highlight the cross-reference to the risk factors section by prominent type or in another matter. Refer to Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 5

5. Revise to briefly describe the nature of your business.

Emerging Growth Company, page 7

6. Consider describing the extent to which any of the exemptions described here are available to you as a Smaller Reporting Company.

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering.

Risk Factors, page 7

8. Please add risk factors that address the additional costs you expect to incur as a reporting company and, if accurate, the fact that your officers and directors have no experience running a public company. Please also address the costs you will incur as a public company within your MD&A.

Risks Associate with Our Business, page 8

We may not be able to compete effectively against other companies that have existed for a longer period…, page 9

9. Revise to disclose whether you intend to establish an Internet presence and to explain what you mean by "compete in the auction industry."

Selling Security Holders, page 14

10. Footnote 4 to the Selling Security Holders table lists Allen Chan as a founder of the company. Please describe Mr. Chan's current relationship to the company. If Mr. Chan is considered a promoter, provide Item 401 and 404 of Regulation S-K disclosure.

Plan Of Distribution, page 19

11. Please cite Section 2(a)(11) in your reference to underwriters under the Securities Act and not 2(11).

Description Of Business, page 24

12. Provide us with copies of any industry analysis that you cite or upon which you rely throughout this section. For example, provide us with copies of the footnoted information. Please highlight the specific portions that you are relying upon so that we can reference them easily.

Our Company and Our Business, page 24

13. Substantiate or remove your reference to "the largely untapped North American market for LED lighting" on page 24 and the statement that your suppliers offer "top of the line products that rise above competitions" on page 27.

14. Revise to explain the benefit of your office in Guangzhou, China, given that you have no current employees and that your executive offices are located in Canada. Make clear what aspects of your business are run out of the China office and who works out of that office.

15. Disclose the material terms of your Letter of Authorization from Gysun Opto-Electronic Co. Ltd.

MJP International's LED Products, page 26

16. You state that you "intend to distribute a number of products" and that "[t]here are several categories of LED lighting products that [you] would like to distribute." We also

note the statement on page 30 that "MJP aims to be a distributor…" and the characterization of "End Users" as "potential clients." Revise to clearly explain the extent of your current operations. Clarify what products you currently distribute and to whom as well as the number of suppliers that you have relationships with.

Market Segmentation, page 30

17. Disclose how you interact with each of the constituencies described. Make clear how your operations fit into an end customer's need for lighting solutions, from whom you typically receive payment for your services and how that payment is determined.

Employees, page 31

18. Disclose why your officers provide their services as consultants instead of as employees. Quantify the number of individuals you currently contract with to provide services. Disclose any and all risks associated with your use of consulting agreements as opposed to employment arrangements within the Risk Factors section.

Intellectual Property, page 33

19. Please disclose what if any protection common law trademark rights provide for your trade names.

Financial Statements, page 34

20. Please tell us why the audited financial statements of MJP Holding Ltd. are presented instead of the audited consolidated financial statements of MJP Lighting Solutions Ltd. In addition, please tell us why the unaudited financial statements of MJP Lighting Solutions Ltd. for the period July 1, 2012 through December 10, 2012 are not presented.

21. Please revise to present comprehensive income (loss) pursuant to ASU 2011-05 and ASU 2011-12. We note your disclosures in Note 2, Recent Accounting Pronouncements, on page F-10.

MJP Holding Ltd. Financial Statements for Year Ended June 30, 2012, and July 19, 2010
(inception) through June 30, 2011

Balance Sheets

General, page F-2

22. Please tell us and/or remove the blanks for signature by directors on this page. This is not
a required signature page for financial statements prepared in accordance with accounting
principles generally accepted in the United States.

Common Stock, page F-2

23. Please disclose the par value for the shares of common stock presented.

Statements of Operations and Cash Flows (inception to date financial statements), pages F-3 and
F-5

24. Please tell us if MJD Holdings Ltd. is a development stage enterprise in accordance with
ASC 915.

Note 2, Income Taxes, page F-9

25. Please provide the disclosures required for the components of current and deferred
income taxes as required by ASC 720 as well as the nature of any significant reconciling
temporary or permanent differences, and any deferred tax assets or liabilities at June 30,
2012 and 2011.

MJP International Ltd. Financial Statements for period of Oct. 24, 2012 (inception) to Dec. 31,
2012

General, pages F-12 through F-15

26. Please properly denote the financial statements for the period ended December 31, 2012
as 'unaudited' on each statement.

Note 1, Nature and Continuance of Operations, and Note 2, Summary of Significant Accounting
Policies, Basis of Presentation, pages F-16 and F-17

27. We note that you and MJP BVI "are under common control of a group of
individuals." Please identify each owner and their percentage ownership in you and MJP
BVI before the transaction and in you after the transaction. Also, identify the relationship
among the owners, if any.

Tong Tang
MJP International LTD.
May 20, 2013
Page 6

Note 1, Summary of Significant Accounting Policies, Income Taxes, F-20

28. Please provide the disclosures required for the components of current and deferred income taxes as required by ASC 720 as well as the nature of any significant reconciling temporary or permanent differences, and any deferred tax assets or liabilities at December 31, 2012.

Note 3, Transaction, page F-22

29. Please tell us why the transaction was not accounted for as a reverse acquisition. After your issuance of 12 million common shares to MJP BVI, the shareholders of MJP BVI owned 98.8% of you. Refer to your basis in the accounting literature.

30. Please tell us why you are recognizing stock-based compensation expense of CAD$360,000. Refer to your basis in the accounting literature.

Management's Discussion And Analysis Of Financial Position And Results Of Operations, page 35

Overview, page 35

31. We note that you are a development stage company. Please tell us why your financial statements on pages F-12 through F-22 are not presented in accordance with ASC 915.

Cash Requirements, page 35

32. Reconcile the reference to January 1, 2013 in the second sentence of this section to the tabular disclosure, which purports to show estimated expenses for the twelve month period beginning April 1, 2013. Provide details regarding how you intend to develop your LED lighting sales and distribution network and, to the extent practicable, quantify the costs of the initiatives you intend to undertake.

33. Disclosures on page 8 and 39 indicate that you may undertake commercial loans to finance your business. Please describe that possibility here.

Results of Operations of MJP International LTD. for the period from October 24, 2012 (inception) to December 31, 2012, page 36

34. Please explain how general and administrative expenses amounted to only $823.00. We note that general and administrative expenses include rent expenses and that rent expenses for your Alberta, Canada and Guangzhou, China offices amount to $1000.00 per month.

Results of Operations of MJP Holdings LTD. for the year ended June 30, 2012 and for the period from July 29, 2010 (inception) to June 30, 2011, page 37

35. In each of your results of operations discussions fully explain what factors led to the results reported. Your comparison of MJP Holdings Ltd.'s results should not consist merely of a recitation of various line items from the income statement. Instead, disclose the underlying factors which led to material changes in the results reported. For example, explain why gross profit in the year ended June 30, 2012 increased nearly tenfold. As another example, explain why operating expenses as well as wages and salaries in the year ended June 30, 2012 decreased materially despite improved top line results. These are only examples. Please revise throughout these sections.

36. Please discuss net income (loss) for each period.

Liquidity and Financial Condition of MJP International as at December 31, 2012, page 37

37. Quantify and disclose the terms of the funds due to related parties.

Directors And Executive Officers, page 41

38. Disclose the information required by Item 401(e) of Regulation S-K regarding the qualifications and attributes that led the company to determine that the individual should serve on the board of directors.

Security Ownership Of Certain Beneficial Owners And Management, page 46

39. Reconcile the statement that the table sets forth information as of January 7, 2013 with the footnote reference to April 12, 2013. Please present this information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Certain Relationships And Related Transactions, page 47

40. Disclose all of the information required by Item 404(d) of Regulation S-K. For example, describe your financial obligations to related parties. As another example, describe the material terms of your consulting arrangements with Messrs. Fung and Tang and the payments made to these individuals under those agreements to date. If these agreements are in writing, please file them as exhibits.

Exhibits, page 51

41. Please file a list of your subsidiaries as an exhibit. Refer to Item 601(b)(21) of Regulation S-K.

Signatures, page 54

>   42. Please denote who is signing in the capacity of your principal financial officer. Refer to Instruction 1 to the Signatures section of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3237 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief at 202-551-3257, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director